CEA Atlantic Advisors, LLC

Financial Statements and
Supplementary Information
December 31, 2025

CEA Atlantic Advisors, LLC

Table of Contents



Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CEA Atlantic Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CEA Atlantic Advisors, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CEA Atlantic Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CEA Atlantic Advisors, LLC's management. Our responsibility is to express an opinion on CEA Atlantic Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CEA Atlantic Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, ("the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of CEA Atlantic Advisors, LLC's financial statements. The supplemental information is the responsibility of CEA Atlantic Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell CPA & Associates

We have served as CEA Atlantic Advisors, LLC's auditor since 2024.
Tampa, FL
January 26, 2026

8270 Woodland Center Boulevard - #3425 • Tampa, Florida 33614 • 813.495.4755

CEA Atlantic Advisors, LLC

Statement of Financial Condition

	December 31, 2025
Assets	
Cash	$ 20,958
Prepaid expenses	4,641
Deposit	348
Total assets	$ 25,947
Liabilities	
Deferred revenue	$ 13,616
Member's Equity	
Member's capital, a membership unit issued & outstanding	1,000
Retained member's earnings	11,331
Total member's equity	12,331
Total liabilities and member's equity	$ 25,947

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Income

	For the year ended December 31, 2025
Revenues	
Transaction fees	$ 23,000
Consulting / advisory fees	98,884
Total revenues	121,884
Operating Expenses	
Rent, office and occupancy	104,200
Professional fees	7,360
Other administrative and operating expenses	21,777
Total operating expenses	133,337
Net Loss	$ (11,453)

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Statement of Member's Equity

	For the year ended December 31, 2025
Balance, December 31, 2024	$ 23,784
Net loss	(11,453)
Balance, December 31, 2025	$ 12,331

CEA Atlantic Advisors, LLC

Statement of Cash Flows

	For the year ended December 31, 2025

Cash Flows from Operating Activities

Net loss	$ (11,453)
Changes in operating assets and liabilities:	
Decrease in accounts receivable	2,500
Decrease in prepaid expenses	302
Increase in deposits	(161)
Increase in deferred revenue	13,616
Decrease in accounts payable and accrued expenses	(18,255)
Net cash used in operating activities	(13,451)
Net decrease in cash	(13,451)
Cash at beginning of the period	34,409
Cash at end of the period	$ 20,958

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -
Income Taxes	$ -

See report of independent registered public accounting firm and notes to the financial statements.

1. **Nature of Business:**

   CEA Atlantic Advisors, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

   During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

2. **Summary of Significant Accounting Policies:**

   Basis of Accounting

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Management Estimates and Assumptions

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of consulting and advisory fees receivable which arise in the normal course of business. Accounts receivable are stated at cost less an allowance for credit losses. Management's determination of the allowance for credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk are cash, and accounts receivable.

The Company places its cash on deposit with financial institutions in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, balances held by the bank may exceed the FDIC limit.

The estimate of the expected credit losses on accounts receivable is measured at the amortized cost, which is measured using relevant information about past events, including historical credit loss experience on accounts receivable with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the accounts receivable. Credit risk is limited to the amount and the ability of the customer to pay the amounts due. A historical credit loss rate is determined by age bucket or how long a receivable has been outstanding (e.g. 1-30 days past due, 31-60 days past due, etc.). The historical loss rates for each respective age bucket are then adjusted for current conditions using reasonable and supportable forecasts. Based on the aging categorization and the adjusted loss rate per category, an allowance for credit losses is calculated by multiplying the adjusted loss rate with the amortized cost in the respective age category. Based on this analysis, management has determined that the estimated credit loss on accounts receivable is $0 at December 31, 2025.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Furniture and equipment are depreciated based on the straight-line method over the estimated useful lives of the assets.

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "*Revenue from contracts with customers*" (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

  i. Identification of the promised goods in the contract;
  ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
  iii. Measurement of the transaction price, including the constraint of variable consideration;
  iv. Allocation of the transaction price of the performance obligations; and
  v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Accounting Standards Codification (ASC) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as satisfied.

The Company has two types of revenue – Consulting / Advisory Fees and Financing Transaction Fees. Consulting / Advisory fees are non-refundable monthly charges for a specific number of months as stated in the contract for consulting and advisory services reasonably necessary to accomplish the client's stated objectives. Revenue for these fees are recognized monthly as the services are provided and are due upon receipt of the invoice. Unless otherwise stated in the agreement, one-time, non-refundable engagement or consulting fees are recognized over the life of the contract. Financing Transaction fees are based on a percent of the raised or committed debt or equity the Company procures for the client. Determination of the transaction price is based on contractual agreements and allocation of the transaction prices are unnecessary because the pricing can be obtained directly from the contract. These fees are recorded when a transaction is successful. Any warrants received in connection with financing transactions are recorded at estimated fair value. There are no warrants as of December 31, 2025.

The Company had deferred revenue (contract liability) as of December 31, 2025, in the amount of $13,616. The balance relates to money received before performance related to a two-year contract term which is recognized monthly over that term. The transaction relates to a one-time, non-refundable engagement fee in the amount of $20,000.

Income Taxes

The Company is a limited liability corporation with a single member. Under U.S. Federal tax law, the Company is accounted for as a division of its member and does not file a separate tax return. Furthermore, the Company's single member is treated as a partnership under U.S. Federal tax law. Because partnerships are not subject to income taxes under U.S. Federal tax law, the Company (as a division of its single member) likewise is not subject to income taxes. Accordingly, the accompanying financial statements include no provision for income tax.

The Company has adopted Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". A component of this standard prescribes a recognition and measurement threshold for uncertain tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no impact on the Company's financial position or results of operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense, and none were recognized as there was no impact on the Company's financial positions as a result of the application of this standard. The tax returns for the Company's single member are open to examination by taxing authorities generally for three years after the filing of the tax return.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. **Furniture and Equipment**

During the year ended December 31, 2025, the Company disposed of all its fully depreciated furniture and equipment. No gain or loss arose on disposal. As of December 31, 2025, the carrying value of furniture and equipment is nil.

4. **Regulatory Requirements:**

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2025, the Company had net capital, as defined, of $7,342, which was $2,342 in excess of its required net capital of $5,000. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital, as defined, was 185.45 to 1.

5. **Related Party Transactions:**

The Company paid $104,200 to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of income.

6. **Commitments and Contingencies:**

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations.

In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. Management is unaware of any commitments or contingencies that would have a material effect on the financial statements.

7. **Single Reportable Segment**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 45% of its total revenues from a single external customer in 2025.

8. **Going Concern**

The Company has incurred operating losses for several years. As such, the Company will likely require additional capital. The Parent is prepared, able, and committed to contributing capital as needed.

9. **Subsequent Events:**

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through January 26, 2026, the date which financial statements were issued.

CEA Atlantic Advisors, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Computation of net capital:

Member's equity	$	12,331
Less nonallowable assets:		
Prepaid expenses		4,641
Deposit		348
Net capital	$	7,342

Computation of aggregate indebtedness:

Items included in statement of financial condition:		
Deferred revenue	$	13,616

Computation of basic net capital requirements:

Minimum net capital required –		
6 2/3% of aggregate indebtedness	$	908
Minimum net capital requirement	$	5,000
Net capital requirement	$	5,000
Net capital in excess of requirement		2,342

Ratio of aggregate indebtedness to net capital   185.45

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 dated January 26, 2026 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

See report of independent registered public accounting firm and notes to the financial statements.

CEA Atlantic Advisors, LLC

Schedule II – Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3.



Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CEA Atlantic Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CEA Atlantic Advisors, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for private placement of securities and mergers and acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. CEA Atlantic Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell CPA & Associates

Tampa, Florida
January 26, 2026

8270 Woodland Center Boulevard - #3425 • Tampa, Florida 33614 • 813.495.4755

Exemption Report

To the SEC
Washington DC

CEA Atlantic Advisors, LLC does not claim an exemption from SEC Rule 15c3-3, as the Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company did not claim an exemption from SEC Rule 15c3-3 for the year ended December 31, 2025. The Company met the required criteria to rely on Footnote 74 to SEC Release 34-70073 throughout the entire year ended December 31, 2025, without exception.

I certify that, to the best of my knowledge and belief, the statements provided here are true and correct.

January 26, 2026
Tampa, Florida



Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
CEA Atlantic Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of CEA Atlantic Advisors, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Accell CPA & Associates

Tampa, Florida
January 26, 2026

8270 Woodland Center Boulevard - #3425 • Tampa, Florida 33614 • 813.495.4755